SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                  Under the Securities and Exchange Act of 1934
                               (Amendment No. 4 )*


                          Menlo Acquisition Corporation

                                  Common Stock
                                     586818

                                 (CUSIP Number)
           Lawrence B. Seidman, 100 Misty Lane, Parsippany, NJ 07054,
                             (973) 560-1400, Ext.108

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)
                                 January 9, 2002
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(e)(3) or (4), check the following box.____

Check the following box if a fee is being paid with the statement ___. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only): Rosebud Holding LLC


 2)       Check the Appropriate Box if a Member of a Group (See Instructions):
 (a)
 (b) X

 3)       SEC Use Only

 4)       Source of Funds (See Instructions):  Not Applicable

 5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                    Not Applicable

 6)       Citizenship or Place of Organization:           United States

 Number of                       7) Sole Voting Power:  4,191,000*
                                    --------------------
 Shares Beneficially             8) Shared Voting Power:
                                    ---------------------
 Owned by
 Each Reporting                  9) Sole Dispositive Power:  4,191,000*
                                    -------------------------
 Person With:                   10) Shared Dispositive Power:
                                    --------------------------

 11)      Aggregate Amount Beneficially Owned by Each Reporting Person:
                                 5,061,997*
 12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
                                              Not Applicable

 13)      Percent of Class Represented by Amount in Row (11):     96.1%*

 14)      Type of Reporting Person (See Instructions): OO

 1)       Names of Reporting Persons.  I.R.S. Identification Nos. of Above
                           Persons (Entities Only): Richard S. Greenberg, Ph.D


 2)       Check the Appropriate Box if a Member of a Group (See Instructions):
 (a)
 (b) X

 3)       SEC Use Only

 4)       Source of Funds (See Instructions):  Not Applicable

 5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                    Not Applicable

 6)       Citizenship or Place of Organization:           United States

 Number of                         7) Sole Voting Power: 5,000*
                                      -------------------
 Shares Beneficially               8) Shared Voting Power: 4,341,000*
                                      -------------------
 Owned by
 Each Reporting                    9) Sole Dispositive Power:  5,000*
                                      ----------------------
 Person With:                     10) Shared Dispositive Power: 4,341,000*
                                      --------------------------

 11)      Aggregate Amount Beneficially Owned by Each Reporting Person:
          5,061,997*

 12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
                                              Not Applicable

 13)      Percent of Class Represented by Amount in Row (11):      96.1*

 14)      Type of Reporting Person (See Instructions): IN

 1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only): George Greenberg


 2)       Check the Appropriate Box if a Member of a Group (See Instructions):
 (a)
 (b) X

 3)       SEC Use Only

 4)       Source of Funds (See Instructions):  Not Applicable

 5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                    Not Applicable

 6)       Citizenship or Place of Organization:           United States

 Number of                        7) Sole Voting Power: 30,500*
                                     ------------------
 Shares Beneficially              8) Shared Voting Power:
                                     ---------------------
 Owned by
 Each Reporting                   9) Sole Dispositive Power:  30,500*
                                     -------------------------
 Person With:                    10) Shared Dispositive Power:
                                     -------------------------

 11)      Aggregate Amount Beneficially Owned by Each Reporting Person:
                                  5,061,997*

 12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
                                              Not Applicable

 13)      Percent of Class Represented by Amount in Row (11):      96.1%*

 14)      Type of Reporting Person (See Instructions): IN

 1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only): Frank Russomanno


 2)       Check the Appropriate Box if a Member of a Group (See Instructions):
 (a)
 (b) X

 3)       SEC Use Only

 4)       Source of Funds (See Instructions):  Not Applicable

 5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                    Not Applicable

 6)       Citizenship or Place of Organization:           United States

 Number of                      7) Sole Voting Power: 5,000*
                                   -------------------
 Shares Beneficially            8) Shared Voting Power:
                                   ---------------------
 Owned by
 Each Reporting                 9) Sole Dispositive Power: 5,000*
                                   ----------------------
 Person With:                  10) Shared Dispositive Power:
                                   -------------------------

 11)      Aggregate Amount Beneficially Owned by Each Reporting Person:
                   5,061,997*

 12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
                                              Not Applicable

 13)      Percent of Class Represented by Amount in Row (11):      96.1%*

 14)      Type of Reporting Person (See Instructions):   IN

 1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only): Lawrence Seidman


 2)       Check the Appropriate Box if a Member of a Group (See Instructions):
 (a)
 (b) X

 3)       SEC Use Only

 4)       Source of Funds (See Instructions):  Not Applicable

 5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                    Not Applicable

 6)       Citizenship or Place of Organization:           United States

 Number of                        7) Sole Voting Power: 332,666*
                                     -----------------
 Shares Beneficially              8) Shared Voting Power:
                                     ---------------------
 Owned by
 Each Reporting                   9) Sole Dispositive Power: 332,666*
                                     ----------------------
 Person With:                    10) Shared Dispositive Power:
                                     -------------------------

 11)      Aggregate Amount Beneficially Owned by Each Reporting Person:
                              5,061,997*

 12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
                                              Not Applicable

 13)      Percent of Class Represented by Amount in Row (11):      96.1%*

 14)      Type of Reporting Person (See Instructions):  IN

 1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only): Allison Seidman


 2)       Check the Appropriate Box if a Member of a Group (See Instructions):
 (a)
 (b) X

 3)       SEC Use Only

 4)       Source of Funds (See Instructions):  Not Applicable

 5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                    Not Applicable

 6)       Citizenship or Place of Organization:           United States

 Number of                      7) Sole Voting Power:  83,167*
                                   -----------------
 Shares Beneficially            8) Shared Voting Power:
                                   --------------------
 Owned by
 Each Reporting                 9) Sole Dispositive Power: 83,167*
                                   ----------------------
 Person With:                  10) Shared Dispositive Power:
                                   -------------------------

 11)      Aggregate Amount Beneficially Owned by Each Reporting Person:
                           5,061,997*

 12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
                                              Not Applicable

 13)      Percent of Class Represented by Amount in Row (11):      96.1%*

 14)      Type of Reporting Person (See Instructions): IN

 1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only): Erica Seidman


 2)       Check the Appropriate Box if a Member of a Group (See Instructions):
 (a)
 (b) X

 3)       SEC Use Only

 4)       Source of Funds (See Instructions):  Not Applicable

 5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                    Not Applicable

 6)       Citizenship or Place of Organization:           United States

 Number of                       7) Sole Voting Power:  83,167*
                                    -----------------
 Shares Beneficially             8) Shared Voting Power:
                                    --------------------
 Owned by
 Each Reporting                  9) Sole Dispositive Power:  83,167*
                                    -------------------------
 Person With:                   10) Shared Dispositive Power:
                                    -------------------------

 11)      Aggregate Amount Beneficially Owned by Each Reporting Person:
                                 5,061,997*

 12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
                                              Not Applicable

 13)      Percent of Class Represented by Amount in Row (11):      96.1%*

 14)      Type of Reporting Person (See Instructions): IN

 1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only): Kevin D. Orabone


 2)       Check the Appropriate Box if a Member of a Group (See Instructions):
 (a)
 (b) X

 3)       SEC Use Only

 4)       Source of Funds (See Instructions):  Not Applicable

 5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                    Not Applicable

 6)       Citizenship or Place of Organization:           United States

 Number of                        7) Sole Voting Power: 23,497*
                                     -------------------
 Shares Beneficially              8) Shared Voting Power:
                                     --------------------
 Owned by
 Each Reporting                   9) Sole Dispositive Power: 23,497*
                                     ------------------------
 Person With:                    10) Shared Dispositive Power:
                                     -------------------------

 111)     Aggregate Amount Beneficially Owned by Each Reporting Person:
                               5,061,997*

 12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
                                              Not Applicable

 13)      Percent of Class Represented by Amount in Row (11):      96.1%*

 14)      Type of Reporting Person (See Instructions):  IN

 1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only): Daniel Lehrhoff


 2)       Check the Appropriate Box if a Member of a Group (See Instructions):
 (a)
 (b) X

 3)       SEC Use Only

 4)       Source of Funds (See Instructions):  Not Applicable

 5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                    Not Applicable

 6)       Citizenship or Place of Organization:           United States

 Number of                      7) Sole Voting Power:   1,000*
                                   ---------------------
 Shares Beneficially            8) Shared Voting Power:
                                   ---------------------
 Owned by
 Each Reporting                 9) Sole Dispositive Power:  1,000*
                                   -------------------------
 Person With:                  10) Shared Dispositive Power:
                                   -------------------------

 11)      Aggregate Amount Beneficially Owned by Each Reporting Person:
                          5,061,997*

 12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
                                              Not Applicable

 13)      Percent of Class Represented by Amount in Row (11):      96.1%*

 14)      Type of Reporting Person (See Instructions): IN

 1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only): Dennis Pollack


 2)       Check the Appropriate Box if a Member of a Group (See Instructions):
 (a)
 (b) X

 3)       SEC Use Only

 4)       Source of Funds (See Instructions):  Not Applicable

 5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                    Not Applicable

 6)       Citizenship or Place of Organization:           United States

 Number of                          7) Sole Voting Power: 1,000*
                                       -------------------
 Shares Beneficially                8) Shared Voting Power:
                                       --------------------
 Owned by
 Each Reporting                     9) Sole Dispositive Power:  1,000*
                                       -------------------------
 Person With:                      10) Shared Dispositive Power:
                                       -------------------------

 11)      Aggregate Amount Beneficially Owned by Each Reporting Person:
                       5,061,997*

 12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
                                              Not Applicable

 13)      Percent of Class Represented by Amount in Row (11):      96.1%*

 14)      Type of Reporting Person (See Instructions): IN

 1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only): Michael H. Leftin, Ph.D.


 2)       Check the Appropriate Box if a Member of a Group (See Instructions):
 (a)
 (b) X

 3)       SEC Use Only

 4)       Source of Funds (See Instructions):  Not Applicable

 5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                    Not Applicable

 6)       Citizenship or Place of Organization:           United States

 Number of                       7) Sole Voting Power:  6,000*
                                    --------------------
 Shares Beneficially             8) Shared Voting Power:
                                    --------------------
 Owned by
 Each Reporting                  9) Sole Dispositive Power:  6,000*
                                    -------------------------
 Person With:                   10) Shared Dispositive Power:
                                    -------------------------

 11)      Aggregate Amount Beneficially Owned by Each Reporting Person:
                        5,061,997*

 12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
                                              Not Applicable

 13)      Percent of Class Represented by Amount in Row (11):      96.1%*

 14)      Type of Reporting Person (See Instructions):  IN

 1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only): In-Situ Oxidative Technologies, Inc.


 2)       Check the Appropriate Box if a Member of a Group (See Instructions):
 (a)
 (b) X

 3)       SEC Use Only

 4)       Source of Funds (See Instructions):  Not Applicable

 5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                    Not Applicable

 6)       Citizenship or Place of Organization:           United States

 Number of                       7) Sole Voting Power:  300,000*
                                    ----------------
 Shares Beneficially             8) Shared Voting Power:
                                    --------------------
 Owned by
 Each Reporting                  9) Sole Dispositive Power:  300,000*
                                    -------------------------
 Person With:                   10) Shared Dispositive Power:
                                    -------------------------

 11)      Aggregate Amount Beneficially Owned by Each Reporting Person:
                            5,061,997*

 12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
                                              Not Applicable

 13)      Percent of Class Represented by Amount in Row (11):      96.1%*

 14)      Type of Reporting Person (See Instructions):  CO

*The statement on Schedule 13D which was filed on January 29, 1999, Amendment #1 which was filed on December 7, 1999, on behalf of Rosebud Holding, LLC ("Rosebud"), Richard Greenberg ("RG") and George Greenberg ("GG"), Amendment #2 which was filed on September 4, 2001 on behalf of Rosebud, RG and GG, Amendment # 3 which was filed on January 9, 2002 on behalf of Rosebud, RG and GG with respect to the beneficial ownership by Rosebud, RG and GG of shares of Common Stock, $.0001 par value (the "Shares"), of Menlo Acquisition Corporation (, a Delaware corporation (the "Issuer", "Menlo" or the "Company"), is hereby amended as set forth below. This amendment expands the reporting persons to include, in addition to Rosebud, RG and GG, the following additional individuals and entities: Lawrence Seidman, Allison Seidman, Erica Seidman, In-Situ Oxidative Technologies, Inc. ("In-Situ"), Kevin Orabone, Michael H. Leftin, Frank Russomanno, Denis Pollack and Daniel Lehrhoff (all such reporting persons, the "Reporting Persons"). Such statement on Schedule 13D is hereinafter referred to as the "Schedule 13D". Terms used herein which are defined in the Schedule 13D shall have their respective meanings set forth in the Schedule 13D.

The 4,346,000 shares beneficially owned by RG consist of 4,191,000 shares beneficially owned by Rosebud, 5,000 shares owned directly by RG and 50% of the 300,000 Shares beneficially owned by In-Situ, a company in which RG holds a 50% beneficial ownership interest. The equity interests in Rosebud are owned 99% by The Epic Trust, a trust established by RG, as grantor, and 1% by GG, RG's father. RG is the primary beneficiary of The Epic Trust.

Frank Russomanno's 5,000 shares include 2,000 shares which he has the right to acquire upon the exercise of exercisable options. Kevin Orabone's 23,497 shares include 2,000 shares which he has the right to acquire upon the exercise of exercisable options.

Lawrence Seidman owns 83,166 shares directly. His two adult daughters, Allison Seidman and Erica Seidman, each own 83,167 Shares. Mr. Seidman disclaims any beneficial interest in the shares beneficially owned by his daughters. In addition, Mr. Seidman, pursuant to a written agreement with RG, dated June 11, 1998, received, on or about March 10, 1999, 249,500 shares of the Company's stock subject to forfeiture if Mr. Seidman terminates his employment with the Company on or before March 10, 2004. On each subsequent annual anniversary date, 20% of these 249,500 shares are released from the terms and conditions of the written agreement in which they are subject to forfeiture. As of September 30, 2001, 99,800 shares are no longer subject to forfeiture. Mr. Seidman has agreed to forfeit the remaining 149,700 shares immediately prior to the effective date of the merger referred to herein.

All of the Reporting Persons other than Rosebud, RG and GG disclaim membership in a group.

2.  Identity and Background

The following table sets forth, for each Reporting Person that is an individual, such person's name, residence or business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted. Rosebud is managed by GG. The following table sets forth , for each executive officer, director and controlling shareholder of In-Situ (the controlling shareholders being RG and Michael Mandelbaum, such person's name, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.



-------------------- ----------------------------- -------------------------------------------- ------------------------------------
Name                 Residence or Business         Present Principal Occupation or Employment   Name, principal business and
                     Address                                                                    address of employer
-------------------- ----------------------------- -------------------------------------------- ------------------------------------
-------------------- ----------------------------- -------------------------------------------- ------------------------------------
RG                   100 Misty Lane                Chairman and CEO of the Company              Menlo Acquisition Corporation
                     Parsippany, New Jersey 07054                                               (a holding company owning
                                                                                                environmental and other businesses)
                                                                                                100 Misty Lane
                                                                                                Parsippany, New Jersey 07054

-------------------- ----------------------------- -------------------------------------------- ------------------------------------
-------------------- ----------------------------- -------------------------------------------- ------------------------------------
GG                   100 Misty Lane                Manager of Rosebud and employee of the       Menlo Acquisition Corporation
                     Parsippany, New Jersey 07054  Company                                      (a holding company owning
                                                                                                environmental and other businesses)
                                                                                                100 Misty Lane
                                                                                                Parsippany, New Jersey 07054

-------------------- ----------------------------- -------------------------------------------- ------------------------------------
-------------------- ----------------------------- -------------------------------------------- ------------------------------------
Frank Russomanno     100 Misty Lane                Chief Financial Officer of the Company       Menlo Acquisition Corporation
                     Parsippany, New Jersey 07054                                               (a holding company owning
                                                                                                environmental and other businesses)
                                                                                                100 Misty Lane
                                                                                                Parsippany, New Jersey 07054

-------------------- ----------------------------- -------------------------------------------- ------------------------------------
-------------------- ----------------------------- -------------------------------------------- ------------------------------------
Lawrence Seidman     100 Misty Lane                President and General Counsel of the         Menlo Acquisition Corporation
                     Parsippany, New Jersey 07054  Company                                      (a holding company owning
                                                                                                environmental and other businesses)
                                                                                                100 Misty Lane
                                                                                                Parsippany, New Jersey 07054

-------------------- ----------------------------- -------------------------------------------- ------------------------------------
-------------------- ----------------------------- -------------------------------------------- ------------------------------------
Allison Seidman      1212 Ave. of Americas         Account Executive                            Clyde Duneier, Inc.
                     Suite 700                     Clyde Duneier, Inc.                          1212 Ave. of the Americas
                     New York, NY 10036                                                         Suite 700
                                                                                                New York, NY 10036
-------------------- ----------------------------- -------------------------------------------- ------------------------------------
-------------------- ----------------------------- -------------------------------------------- ------------------------------------
Erica Seidman        15 East 26th St.              Junior Designer                              YM
                     New York, NY 10010-1505       YM                                           15  East 26th Street
                                                                                                New York, NY 10010-1505
-------------------- ----------------------------- -------------------------------------------- ------------------------------------
-------------------- ----------------------------- -------------------------------------------- ------------------------------------
Kevin D. Orabone     100 Misty Lane                Vice President of EWMA LLC, a subsidiary     Environmental Management Associates,
                     Parsippany, New Jersey 07054  of the Company                               LLC, (an environmental consulting
                                                                                                company) 100 Misty Lane, Parsippany,
                                                                                                NJ 07054
-------------------- ----------------------------- -------------------------------------------- ------------------------------------
-------------------- ----------------------------- -------------------------------------------- ------------------------------------
Daniel  Lehrhoff     100 Misty Lane                Director and Chairman of the Audit           President of I. Lehrhoff &
                     Parsippany, New Jersey 07054  Committee of the Company                     Company, (an appliance
                                                                                                distribution business)

-------------------- ----------------------------- -------------------------------------------- ------------------------------------
-------------------- ----------------------------- -------------------------------------------- ------------------------------------
Dennis Pollack       100 Misty Lane                Director and member of the Audit             Businessman and private investor,
                     Parsippany, New Jersey 07054  Committee of the Company                     President & CEO of Pegasus Funding
                                                                                                Group, LLC
-------------------- ----------------------------- -------------------------------------------- ------------------------------------
-------------------- ----------------------------- -------------------------------------------- ------------------------------------

-------------------- ----------------------------- -------------------------------------------- ------------------------------------
-------------------- ----------------------------- -------------------------------------------- ------------------------------------
Michael H. Leftin,   100 Misty Lane                Vice President  of IAL LLC, a subsidiary     Integrated Analytical Laboratories,
 Ph.D.               Parsippany, New Jersey 07054  of the Company                               LLC (An analytical testing
                                                                                                laboratory company) 273 Franklin Rd.
                                                                                                Randolph, NJ 07869
-------------------- ----------------------------- -------------------------------------------- ------------------------------------
-------------------- ----------------------------- -------------------------------------------- ------------------------------------

-------------------- ----------------------------- -------------------------------------------- ------------------------------------
-------------------- ----------------------------- -------------------------------------------- ------------------------------------
IN-SITU
-------------------- ----------------------------- -------------------------------------------- ------------------------------------
-------------------- ----------------------------- -------------------------------------------- ------------------------------------
David Zervas         51 Everett Dr.                President of In-Situ                         In-Situ Oxidative Technologies, Inc.
                     Suite A-10                                                                 (an environmental company)
                     West Windsor, NJ 08550                                                     51 Everett Dr., Suite A-10
                                                                                                West Windsor, NJ 08550
-------------------- ----------------------------- -------------------------------------------- ------------------------------------
-------------------- ----------------------------- -------------------------------------------- ------------------------------------
Thomas Andrews       51 Everett Dr.                Vice President of In-Situ                    In-Situ Oxidative Technologies, Inc.
                     Suite A-10                                                                 (an environmental company)
                     West Windsor, NJ 08550                                                     51 Everett Dr., Suite A-10
                                                                                                West Windosr, NJ 08550
-------------------- ----------------------------- -------------------------------------------- ------------------------------------
-------------------- ----------------------------- -------------------------------------------- ------------------------------------
Michael Mandelbaum   50 Main Street                Attorney and private investor                Mandelbaum & Mandelbaum (a law firm)
                     West Orange, NJ 07052                                                      80 Main St., West Orange, NJ 07052
-------------------- ----------------------------- -------------------------------------------- ------------------------------------


None of the persons named in the table above (a "Named Person") has, during the last five years, been convicted in any criminal proceeding, nor has he or she been, during the last five years, a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which he or she was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Each Named Person is a citizen of the United States.

4. Purpose of the Transaction

On the date hereof, Rosebud, RG, GG and certain other persons filed with the SEC a Transaction Statement on Schedule 13E-3 describing a "going private" merger involving Menlo and Menlo Holding, Inc. (the "Parent").

The following steps are expected to be taken prior to such merger.

     - Parent is a Delaware corporation recently organized by Rosebud to hold all of the shares of Menlo common stock owned by Rosebud. Prior to the proposed merger, Rosebud will convey to Parent 4,191,000 shares of Menlo common stock in exchange for 1,000 shares of Parent's common stock, par value $.001 per share.

     - Prior to the proposed merger, Menlo intends to purchase 717,297 shares of Menlo's common stock, at a price of $0.98 per share, from certain officers and directors of Menlo and its subsidiaries, from the family members of one such officer and director and from an entity controlled by RG. These selling stockholders consist of all of the Reporting Persons other than Rosebud. The specific purchases of such 717,297 shares are as follows:

            o 349,300 Shares from Lawrence Seidman, Allison Seidman and Erica Seidman.
            o  300,000 Shares from In-Situ.
            o  30,500 Shares from GG
            o  21,497 Shares from Kevin Orabone
            o  5,000 Shares from RG.
            o  6,000 Shares Michael H. Leftin, Ph.D.
            o  3,000 Shares from Frank Russomanno
            o  1,000 shares from Denis Pollack
            o  1,000 shares from Daniel Lehrhoff


     - Prior to the proposed merger, Lawrence B. Seidman will forfeit 149,700 shares of Menlo common stock in connection with an agreement which he entered into with Rosebud on June 11, 1998.

Giving effect to these transactions, it is anticipated that in the proposed merger, Rosebud's 4,191,000 shares of Menlo common stock, as transferred to Parent, will represent approximately 95.3% of Menlo's outstanding common stock. It is expected that Parent will cause Menlo to merge with Parent as a means of enabling Rosebud to acquire all of the shares of Menlo common stock not owned by Parent and to provide a source of liquidity to holders of those shares. As a result of this "short-form" merger, each share of Menlo common stock not owned by Parent will be converted into the right to receive $1.00 in cash.
Completion of the merger will have the following consequences:

     -----Menlo and Parent will be combined into a single, privately held entity. The surviving corporation will be wholly-owned by Rosebud and Rosebud will be owned 99% by The Epic Trust, a trust established by RG, as grantor, and 1% by GG, RG's father. RG is the primary beneficiary of The Epic Trust.

     - Only Rosebud and its principals will have the opportunity to participate in the future earnings and growth, if any, of Menlo. Similarly, only Rosebud and its principals will face the risk of losses generated by Menlo's operations or the decline in value of Menlo after the merger.

     - The shares of Menlo common stock will no longer be publicly traded or registered under the Securities Exchange Act of 1934. In addition, the combined entity will not be subject to the reporting and other disclosure requirements of the Securities Exchange Act of 1934, including requirements to file annual and other periodic reports or to provide the type of going-private disclosure contained in the Schedule 13E-3.

     o The Board of Directors of Menlo will be reconstituted; it will consist of RG, GG and Frank Russomanno, currently the chief financial officer of Menlo.

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: as of February 5, 2002

                                           ROSEBUD HOLDING, LLC

                                                  /ss/George Greenberg
                                           By:_________________________
                                              George Greenberg, Manager

                                                  /ss/Richard S. Greenberg
                                              ----------------------
                                              Richard S. Greenberg

                                                 /ss/George S. Greenberg
                                              -----------------------
                                              George S. Greenberg

                                                  /ss/Frank Russomanno
                                              -------------------------
                                              Frank Russomanno

                                                  /ss/Lawrence Seidman
                                              -------------------------
                                              Lawrence Seidman

                                                  /ss/ Allison Seidman
                                              -------------------------
                                              Allison Seidman

                                                  /ss/Erica Seidman
                                              -------------------------
                                              Erica Seidman


                                                  /ss/Kevin D. Orabone
                                              --------------------------
                                              Kevin D. Orabone

                                                  /ss/ Daniel Lehrhoff
                                              ---------------------------
                                              Daniel Lehrhoff

                                                  /ss/ Dennis Pollack
                                              --------------------------
                                              Dennis Pollack

                                                  /ss/ Michael H. Leftin

                                              --------------------------
                                              Michael H. Leftin


                                           IN-SITU TECHNOLOGIES, INC.

                                                  /ss/David Zervas
                                           By:__________________________